Exhibit 12

Belo Corp.
Computation of Ratios
(Dollars in thousands)

						Three months ended
	Year Ended December 31,					March 31,
	2000	2001	2002	2003	2004	2004	2005
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$266,834	$21,763	$213,454	$209,460	$215,801	$36,028	$37,976
Add: Total fixed charges	138,017	116,157	108,451	98,117	94,177	23,634	23,209
Less: Interest capitalized	2,398	489	573	500	163	60	7

Adjusted earnings	$402,453	$137,431	$321,332	$307,077	$309,815	$59,602	$61,178

Fixed Charges:
Interest	$135,151	$113,145	$105,359	$94,110	$90,327	$22,720	$22,300
Portion of rental expense representative of the interest factor (1)	2,866	3,012	3,092	4,007	3,850	914	909

Total fixed charges	$138,017	$116,157	$108,451	$98,117	$94,177	$23,634	$23,209

Ratio of Earnings to Fixed Charges	2.92x	1.18x	2.96x	3.13x	3.29x	2.52x	2.64x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.